UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549




                           SCHEDULE TO

    Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             Of the Securities Exchange Act of 1934
                     (Amendment No. 1)




                      COMPTEK RESEARCH, INC.

      Northrop Grumman Corporation, a Delaware Corporation

                  Common Stock, $.02 par value

                             204682

                  NORTHROP GRUMMAN CORPORATION
                     1840 Century Park East
                     Los Angeles, CA   9007
                   Attn:  John H. Mullan, Esq.
                    Secretary (310) 201-3081

                    Calculation of Filing Fee

Transaction valuation*           Amount of filing fee
Not applicable                   None



*Set forth the amount on which the filing fee is calculated and state how it was determined.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: ----------------------

                  Form or Registration No.----------------------

                  Filing Party: --------------------------------

                  Date Filed: ----------------------------------



|x| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


|X| third-party tender offer subject to Rule 14d-1.

| | issuer tender offer subject to Rule 13c-4.

| | going-private transaction subject to Rule 13e-3.

| | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |




                              SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Pursuant to General Instruction D to Schedule TO, no signature is required.